SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act Of 1934

Answers Corporation
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Outboard Investments Limited
Att: Hugh G. O’Neill
BCM Cape Building
Leeward Highway
Providenciales, Turks and Caicos
(649)946-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

 February 9, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Outboard Investments Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

_____________________________________________________________

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)  CF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Providenciales, Turks and Caicos

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
690,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
690,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON690,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   8.785%

(14) TYPE OF REPORTING PERSON  CO

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On February 3, 2011, the Issuer issued a press release announcing the execution of an Agreement and Plan of Merger by and among the Issuer, AFCV Holdings, LLC, a Delaware limited liability company (“AFCV”), and A-Team Acquisition Sub, Inc., an indirect wholly owned subsidiary of AFCV and a Delaware corporation, pursuant to which the Issuer agreed to be acquired for total cash consideration of approximately $127 million.  The Reporting Person believes that the total value of consideration offered is materially inadequate given what the Reporting Person believes to be the true fair market value of the Issuer.

Depending upon overall market conditions and other investment opportunities available to the Reporting Persons, the Reporting Person may take such action as they deem appropriate, including but not limited to the purchase of additional shares of Common Stock or the disposition of all or a portion of the shares of Common Stock that the Reporting Person presently owns or may acquire, in public or private transactions.  Depending on overall market conditions and other factors yet to be determined, the Reporting Person may also consider leading or joining an offer for the purchase of all outstanding shares of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above, but they may at any time reconsider their position and formulate any such plans or proposals.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2011

Signature:

By: /s/ Hugh G O’Neil
Hugh G. O’Neill Managing Member

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